SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549
                                 _________

                                  FORM 8-A


             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

                          HOUGHTON MIFFLIN COMPANY
 -----------------------------------------------------------------------------
           (Exact name of registrant as specified in its charter)

             Massachusetts                                   04-1456030
 ----------------------------------------                -------------------
 (State of incorporation or organization)                  (IRS Employer
                                                         Identification No.)

 222 Berkeley Street, 5th Floor, Boston, Massachusetts        02116-3764
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 (Address of principal executive offices)                     (Zip Code)

 Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                   Name of each exchange on which
      to be so registered                   each class is to be registered
      -------------------                   ------------------------------
 Preferred Stock Purchase Rights            New York Stock Exchange, Inc.

      If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to
 General Instruction A.(c), please check the following box.     [x]

      If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to
 General Instruction A.(d), please check the following box.     [   ]

 Securities Act registration statement file number to which this form relates:_________________
          (If applicable)

 Securities to be registered pursuant to Section 12(g) of the Act:

                                   None
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                              (Title of class)



               INFORMATION REQUIRED IN REGISTRATION STATEMENT


 Item 1.   Description of Securities to be Registered.

           On July 30, 1997, the Board of Directors of Houghton Mifflin Company (the "Company") renewed its existing Rights Agreement, dated as of December 9, 1988, between the Company and The First National Bank of Boston (currently known as BankBoston, N.A.) (the "Existing Rights Agreement"), by adopting a Renewed Rights Agreement between the Company and BankBoston, N.A., as Rights Agent (the "Renewed Rights Agreement"). Pursuant to the Renewed Rights Agreement, the Company declared a dividend distribution of one Right for each share of the Company's common stock, par value $1.00 per share (the "Common Stock"), outstanding upon the "Expiration Date" under the Existing Rights Agreement (the "Record Date") and for each share of Common Stock issued between the Record Date and the Distribution Date (as defined in the Renewed Rights Agreement), and under certain circumstances thereafter. The Record Date is expected to occur on December 18, 1998, but may occur in advance of that time under certain circumstances. The Rights will replace the preferred stock purchase rights outstanding under the Existing Rights Agreement. Each Right initially entitles the registered holder to purchase from the Company one ten-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Stock"), or in certain circumstances, to receive cash, property, Common Stock or other securities of the Company, at a purchase price (the "Purchase Price") of $125.00 per one ten-thousandth a share of Preferred Stock, subject to adjustment (the "Rights").

       The description and terms of the Rights are set forth in the Renewed Rights Agreement. Capitalized terms used and not defined herein shall have the respective meanings ascribed to such terms in the Renewed Rights Agreement.

           Initially, the Rights will be attached to all certificates representing shares of Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 10 Business Days (or such specified or unspecified later date as the Board may determine before a Distribution Date occurs) following a public announcement by the Company that a Person, alone or together with its Affiliates and Associates, with certain exceptions (an "Acquiring Person"), has acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (the date of such announcement being the "Stock Acquisition Date"), (ii) 10 Business Days (or such specified or unspecified later date as the Board may determine before a Distribution Date occurs) following the commencement of a tender offer or exchange offer that would result in a Person (other than an Exempt Person) becoming a Beneficial Owner of 30% or more of the outstanding shares of Common Stock or (iii) immediately after the Board (with the concurrence of a majority of the Outside Directors) declares that a Person is an "Adverse Person," upon a determination that such Person, alone or together with its Affiliates and Associates, has, at any time after the Rights Dividend Declaration Date, become the Beneficial Owner of an amount of Common Stock which the Board (with the concurrence of a majority of the Outside Directors) determines to be substantial (which amount shall in no event be less than 15% of the shares of Common Stock then outstanding) and a determination by the Board (with the concurrence of a majority of the Outside Directors), after reasonable inquiry and investigation, including consultation with such Persons as such directors shall deem appropriate, that (a) such Beneficial Ownership by such Person is intended to cause the Company to repurchase the Common Stock beneficially owned by such Person or to cause pressure on the Company to take action or enter into a transaction or series of transactions intended to provide such Person with short-term financial gain under circumstances where such directors determine that the long-term interests of the Company and its stockholders would not be served by taking such action or entering into such transactions or series of transactions at that time or (b) such Beneficial Ownership is causing or reasonably likely to cause a material adverse impact (including without limitation impairment of the Company's relationships with its authors or customers or its ability to maintain its competitive position) on the business or prospects of the Company.

           Until the Distribution Date, (i) the Rights will be transferred with and only with such Common Stock certificates and (ii) the surrender for transfer of any Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates.

           The Rights are not exercisable until the Distribution Date and will expire on July 30, 2007 (the "Final Expiration Date"), subject to extension by the Board, unless the Rights are earlier redeemed or expire under the terms of the Renewed Rights Agreement.

           As soon as practicable after the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date, and from and after the Distribution Date, the separate Rights Certificates alone will evidence the Rights. Except as otherwise required by the Renewed Rights Agreement or determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

           In the event (a "Flip-In Event") that (i) the Board (with the concurrence of a majority of the Outside Directors) determines that a Person is an Adverse Person, (ii) at any time after July 30, 1997, the Company is the surviving corporation in a merger or other business combination transaction with an Acquiring Person and its Common Stock is not changed or exchanged, (iii) a Person (other than an Exempt Person), at any time after the Rights Dividend Declaration Date, becomes the Beneficial Owner of 30% or more of the shares of Common Stock of the Company then outstanding (except pursuant to a transaction as described in the succeeding paragraph or an offer for all outstanding shares of Common Stock which at least a majority of the Board determines to be fair to and otherwise in the best interests of the Company and its stockholders), (iv) at any time after July 30, 1997, an Acquiring Person engages in one or more "self-dealing" transactions as set forth in the Renewed Rights Agreement, or (v) during such time as there is an Acquiring Person, an event (except pursuant to a transaction described in the succeeding paragraph) occurs which results in such Acquiring Person's ownership interest being increased by more than 1% (e.g. a reverse stock split), each holder of a Right (subject to certain waiting periods) will thereafter have the right to receive, upon exercise of such Right (including without limitation payment of the Purchase Price), Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a Current Market Price equal to two times the Purchase Price of the Right. Notwithstanding the foregoing, following the occurrence of a Flip-In Event, all Rights that are, or (under certain circumstances specified in the Renewed Rights Agreement) were, beneficially owned by any Acquiring Person or an Adverse Person (or by certain related parties of an Acquiring Person or an Adverse Person) will be null and void in the circumstances set forth in the Renewed Rights Agreement. However, Rights will not be exercisable following the occurrence of any Flip-In Event until such time as the Rights are no longer redeemable by the Company as set forth below.

           In the event (a "Flip-Over Event") that, at any time on or after the Stock Acquisition Date, (i) the Company shall take part in a merger or other business combination transaction (with certain exceptions) and the Company shall not be the surviving entity or (ii) the Company shall take part in a merger or other business combination transaction (with certain exceptions) in which all or part of the outstanding shares of Common Stock are changed or exchanged or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided, as set forth above) shall thereafter have the right to receive, upon exercise of such Right (including without limitation payment of the Purchase Price), a number of shares of common stock of the acquiring company having a Current Market Price equal to two times the Purchase Price of the Right.

           The Purchase Price payable and the number of shares of Preferred Stock (or the amount of cash, property or other securities) issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a share dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the Current Market Price of the Preferred Stock or
 (iii) upon distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends) or of subscription rights or warrants (other than those referred to above).

           With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. The Company is not required to issue fractional shares of Preferred Stock upon the exercise of any Right or Rights (other than fractions which are integral multiples of one ten-thousandth of a share of Preferred Stock). In lieu thereof, a cash payment may be made, as provided in the Renewed Rights Agreement. The Company may elect to adjust the number of Rights in lieu of any adjustment in the number of shares of Preferred Stock (or the amount of cash, property or other securities) issuable upon exercise of a Right.

           At any time until 10 Business Days following the Stock Acquisition Date (or such specified or unspecified later date as may be determined by the Board before the Rights cease being redeemable), the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, subject to adjustment, payable, at the option of the Company, in cash, Common Stock or such other consideration as the Board may deem appropriate; provided, however, that the Board may not redeem any Rights following its declaration (in accordance with the terms of the Renewed Rights Agreement) that a Beneficial Owner of Common Stock of the Company is an Adverse Person. Immediately upon the effectiveness of the action of the Board ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 per Right redemption price.

           Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including without limitation the right to vote or to receive dividends.

           The terms of the Rights may be amended by the Board prior to the Distribution Date. Thereafter, the provisions of the Renewed Rights Agreement may be amended by the Board only in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person or Adverse Person and certain other related parties of an Acquiring Person or an Adverse Person) or to shorten or lengthen any time period under the Renewed Rights Agreement; provided, however, that no amendment to lengthen the time period governing redemption shall be made at such time as the Rights are not redeemable.

           As of November 30, 1998, there were 310,519,481 shares of Common Stock outstanding and 362,687 shares of Common Stock in the Company's treasury. As of November 30, 1998, there were 6,992,328 shares of Common Stock reserved for issuance under employee benefit plans. Each share of Common Stock outstanding on the Record Date will receive one Right. As long as the Rights are attached to the Common Stock, the Company will issue one Right, subject to adjustment, for each share of Common Stock issued or transferred from the Company's treasury between the Record Date and the Distribution Date, and under certain circumstances thereafter, so that all such shares will have attached Rights. 5,000 shares of Preferred Stock are initially reserved for issuance upon the exercise of the Rights.

           The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on an unsolicited basis without conditioning the offer on either redemption of the Rights or a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board.

           The Renewed Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibit B the Form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Exhibit 1.


 Item 2.   Exhibits.
           --------

           1. Form of Renewed Rights Agreement, dated as of July 30, 1997, between Houghton Mifflin Company and BankBoston, N.A. (which includes as Exhibit B thereto the form of Rights Certificate)*


 ------------------------
 * Incorporated herein by reference to Exhibit 4 to the Registrant's Quarterly Report on Form 10-Q dated and filed with the Securities and Exchange Commission on August 12, 1997 (File No. 001-05406).



                                 SIGNATURE


           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         HOUGHTON MIFFLIN COMPANY


 Dated: December 3, 1998                 By /s/ Paul D. Weaver
                                           ------------------------
                                         Name:   Paul D. Weaver
                                         Title:  Vice President and
                                                 General Counsel



                             INDEX TO EXHIBITS

 Exhibit
 No.                   Exhibits.
 -------               --------

   1. Form of Renewed Rights Agreement, dated as of July 30, 1997, between Houghton Mifflin Company and BankBoston, N.A. (which includes as Exhibit B thereto the Form of Rights Certificate)*


 -------------------------
 * Incorporated herein by reference to Exhibit 4 to the Registrant's Quarterly Report on Form 10-Q dated and filed with the Securities and Exchange Commission on August 12, 1997 (File No. 001-05406).